FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ————————— REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934 —————————

For the month of January, 2007

Commission File Number: 001-14572

FOUR SEASONS HOTELS INC.
(Translation of registrant’s name into English)

1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Attention: Executive Vice-President
& Secretary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Exhibit No. Description

99.1	Amendment No. 2, dated January 19, 2007, to the Funding and Cooperation Agreement, dated November 3,2006, as amended on December 27, 2006, by and among Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited and Isadore Sharp (previously filed through SEDAR in Canada on January 22, 2007)

(The Funding and Cooperation Agreement, dated November 3, 2006, by and among Kingdom Hotels International, Cascade Investment, L.L.C., Triples Holdings Limited and Isadore Sharp was previously filed with the U.S. Securities and Exchange Commission as a schedule to the Material Change Report filed by Four Seasons Hotels Inc. as Exhibit 99.1 on Form 6-K on November 6, 2006.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 22, 2007                                                                                                                            FOUR SEASONS HOTELS INC.

By: /s/ Sarah Cohen________________
Name:	Sarah Cohen
Title:	Senior Vice President, Corporate
Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.       Description

99.1              Amendment No. 2, dated January 19, 2007, to the Funding and Cooperation
                   Agreement, dated November 3, 2006, as amended on December 27, 2006, by and among Kingdom Hotels International, Cascade Investment, L.L.C., Triples
Holdings Limited and Isadore Sharp